July 15, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Ms. Jan Woo,
Staff Attorney

Re:	Autodesk, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2010
Filed March 19, 2010
File No. 000-14338

Dear Ms. Woo:

This letter is to confirm our telephone communications that Autodesk will respond to the Staff’s July 13, 2010 comment letter, received on July 13, 2010, by July 30, 2010.

Thank you very much for your courtesy and cooperation in this matter.

Very truly yours,

AUTODESK, INC.

/s/ SCOTT MORGAN
Scott Morgan
Director, Securities and M&A Counsel